BioLight Life Sciences Ltd.

Kiryat Atidim, Building 3, 5th Floor

Tel Aviv, 6158101, Israel

May 4, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 2059

RE:	BioLight Life Sciences Ltd.

Request to Withdraw Registration Statement on Form F-1

File No. 333-209454

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BioLight Life Sciences Ltd. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2016.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and the Registrant confirms that no securities were sold or will be sold under the Registration Statement.

The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Should you have any questions regarding this matter, please contact counsel to the Registrant, Gary Emmanuel, Esq., of McDermott Will & Emery LLP at (212) 547-5541.

Very truly yours,

/s/ Suzana Nahum Zilberberg

Chief Executive Officer

/s/ Itai Bar-Natan

Chief Financial Officer